FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of June 13, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.       Name of company

         SIGNET GROUP plc

         2) Name of shareholder having a major interest

         Sprucegrove Investment Management Limited

         3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

         AS IN 2 ABOVE

         4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

         PLEASE SEE LETTER BELOW

         5) Number of shares/amount of stock acquired

         Not stated

         6) Percentage of issued class

         N/A

         7) Number of shares/amount of stock disposed

         N/A

         8) Percentage of issued class

         N/A

         9) Class of security

         0.5P ORDINARY SHARES

         10) Date of transaction

         NOT STATED

         11) Date company informed

         12 June 2006

         12) Total holding following this notification

         72,452,187

         13) Total percentage holding of issued class following this notification

         4.17%

         14) Any additional information

         -

         15) Name of contact and telephone number for queries

         Mark jenkins

         0870 909 0301

         16) Name and signature of authorised company official responsible for making this notification

         Date of notification ..13 June 2006..

                  LETTER FROM SPRUCEGROVE INVESTMENT MANAGEMENT LIMITED

This is to advise you, under Section 198 of the Companies Act of 1985, that funds managed by Sprucegrove Investment Management Limited currently have a
4.17% interest in your company's 1,735,750,000 outstanding shares. The registered holders of the shares are identified as follows:

                                                                                  Number of
Registered Holder:                                                                  Shares Held:

Chase Nominees Ltd                                                                  8,926,067
MSS Nominees Ltd                                                                   13,103,810
Nortrust Nominees Ltd                                                               8,379,589
RBSTB Nominees Ltd                                                                 21,739,930
The Bank of New York Nominees Ltd                                                  12,279,431
State Street Nominees Limited for the account of NP8E                               2,416,040
State Street Nominees Limited for the account of NP8Z                               3,375,400
State Street Nominees Limited for the account of 00ND                                 470,180
State Street Nominees Limited for the account of AA1X                                 232,890
State Street Nominees Limited for the account of JF2M                                 861,740
State Street Nominees Limited for the account of 05NU                                 667,110
                                                                                   72,452,187

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:    June 13, 2006